SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LONCOR RESOURCES INC.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

54179W101
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 54179W101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Arnold T. Kondrat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
	5	SOLE VOTING POWER
NUMBER OF		As of 12/31/11: 9,904,018* As of 2/23/12: 9,896,018*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		As of 12/31/11: 9,904,018* As of 2/23/12: 9,896,018*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of 12/31/11:   9,904,018*
As of 2/23/12:  9,896,018*
*Note:  As of 12/31/11, the reporting person directly held 87,600 common shares, options to acquire an additional 450,000 common shares, and warrants exercisable to acquire an additional 80,000 common shares, and indirectly held 4,736,586 common shares through a registered retirement savings plan and 4,549,832 common shares through Sterling Portfolio Securities Inc.  On 2/21/12, the reporting person directly acquired an additional 72,000 of the issuer’s common shares.  On 2/18/12, the 80,000 warrants expired.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

As of 12/31/11: 16.8715%**
As of 2/23/12:  16.55%***
**Percentage was calculated based on 58,172,735 outstanding common shares of the issuer as of 12/31/11, plus 530,000 common shares in aggregate underlying options and warrants beneficially owned by the reporting person and included pursuant to rule 13d-3(d)91)(i) of the Securities Act of 1934.
***Percentage was calculated based on 59,344,732 outstanding common shares of the issuer as of 2/23/12, plus 450,000 common shares in aggregate underlying options beneficially owned by the reporting person and included pursuant to rule 13d-3(d)91)(i) of the Securities Act of 1934.

12	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 54179W101	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Sterling Portfolio Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		4,549,832
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		4,549,832
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,549,832
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.8212%
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 54179W101	13G	Page 4 of 6 Pages

Item 1                 (a).                 Name of Issuer:

Loncor Resources Inc.

Item 1                 (b).                 Address of Issuer’s Principal Executive Offices:

1 First Canadian Place
100 King Street West
Suite 7070, P. O. Box 419
Toronto, Ontario M5X 1E3
Canada

Item 2                 (a).                 Name of Person Filing:

i) Arnold T. Kondrat
ii) Sterling Portfolio Securities Inc.

Item 2                 (b).                 Address of Principal Business Office or, if None, Residence:

i) and ii)  c/o  Banro Corp.
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario M5X 1E3
Canada

Item 2                 (c).                 Citizenship:

i)  Canadian
ii) Canadian

Item 2                 (d).                 Title of Class of Securities:

Common Shares

Item 2                 (e).                 CUSIP Number:

54179W101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 54179W101	13G	Page 5 of 6 Pages

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of class:

See Item 11 on the cover page

(c)	Number of shares as to which such person has:

                                 (i)Sole power to vote or to direct the vote

                                 (ii)Shared power to vote or to direct the vote

                                 (iii)Sole power to dispose or to direct the disposition of

                                 (iv)Shared power to dispose or to direct the disposition of

See Items 5-8 on the cover page

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

CUSIP No. 54179W101	13G	Page 6 of 6 Pages

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2012 _________________________________________
(Date)

/s/ Arnold T. Kondrat _________________________________________
Arnold T. Kondrat

March 28, 2012 _________________________________________ (Date)

Sterling Portfolio Securities Inc.
By: Arnold T. Kondrat Arnold T. Kondrat, Title: President